Delisting Determination, The Nasdaq Stock Market, LLC, July 2, 2025, Global Lights Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Global Lights Acquisition Corp effective at the opening of the trading session on July 24, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(f).
The Company was notified of the Staff determination on March 25, 2025. The Company was delinquent and failed to pay the Exchange's listing fees. The Company securities were suspended on April 7, 2025.
The Staff determination to delist the Company securities became final on April 7, 2025.